Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

Strategic Storage Trust Iv, Inc.

Supplement No. 5 Dated October 19, 2018

to the Prospectus Dated April 26, 2018

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 26, 2018 and Supplement No. 4 dated September 12, 2018 (which amended and superseded all prior supplements to the prospectus). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	our acquisition of a portfolio of six self storage facilities in the Greater Houston Area and College Station; and
•	our fourth quarter of 2018 distribution declaration.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of October 12, 2018, in connection with our public offering, we have received gross offering proceeds of approximately $94.7 million, consisting of approximately $56.8 million from the sale of approximately 2.3 million Class A shares, approximately $31.2 million from the sale of approximately 1.3 million Class T shares, and approximately $6.7 million from the sale of approximately 0.3 million Class W shares. As of October 12, 2018, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisition of Portfolio of Six Self Storage Facilities in the Greater Houston Area and College Station

On April 18, 2018, one of our subsidiaries executed a purchase and sale agreement with unaffiliated third parties for the acquisition of a portfolio of seven self storage facilities located in the State of Texas (the “Houston Portfolio”). On October 10, 2018, we closed on the purchase of six of the seven self storage facilities in the Houston Portfolio for a purchase price of approximately $51.5 million, plus closing and acquisition costs. We funded the acquisitions with a combination of proceeds from our public offering, an assumption of an existing loan with an outstanding principal amount of approximately

$2.3 million as of the acquisition date (described in more detail below), and a drawdown of $40 million under an existing credit facility with KeyBank National Association (“KeyBank”) (described in more detail below).

These six self storage facilities consist of approximately 3,600 storage units, which includes RV spaces, and approximately 483,000 net rentable square feet of storage space.

A summary of the six self storage facilities acquired in the Houston Portfolio is as follows:

Property	Address	Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
The Woodlands #1	7474 Gosling Road, The Woodlands, Texas 77382	$9,900,000	61,900	560
Katy	23250 Westheimer Parkway, Katy, Texas 77494	9,200,000	59,200	570
Humble	20535 W. Lake Houston Parkway, Humble, Texas 77346	7,400,000	116,100	670
The Woodlands #2	3750 FM 1488, The Woodlands, Texas 77384	10,000,000	83,700	610
College Station	3101 Texas Avenue S., College Station, Texas 77845	7,300,000	71,900	600
Cypress	27236 U.S. Highway 290, Cypress, Texas 77433	7,700,000	90,100	580
TOTAL		$51,500,000	482,900	3,590

We expect to close on the seventh property in the Houston Portfolio (located at 8415 Queenston Blvd., Houston, Texas 77095) in the fourth quarter of 2018. Whether we close on the seventh property is subject to satisfactory completion of agreed upon closing conditions and other matters, such as the assumption or defeasance of an existing loan encumbering the property.

As previously disclosed, under the terms of a credit agreement (the “Credit Agreement”) with KeyBank, we, through the Borrower, previously borrowed $17 million. We had the ability to borrow up to a maximum of $70 million under the KeyBank Credit Facility, subject to certain financial covenants and requirements with respect to both the Borrower and the “Pool” of “Mortgaged Properties” (as each term is defined in the Credit Agreement). In connection with the closing of the six self storage facilities acquired in the Houston Portfolio, described above, we added the five unencumbered properties from the Houston Portfolio, as well as our property located in Naples, Florida that we acquired on August 1, 2018, to the Pool of Mortgaged Properties, which allowed us to draw an additional $40 million under the KeyBank Credit Facility.

In connection with the acquisition of the property in Katy, Texas (the “Katy Property”), we, through a special purpose entity formed to acquire and hold the Katy Property, assumed an approximately $2.3 million loan from John Hancock Life Insurance Company (U.S.A) (the “Katy Loan”), which is secured by a deed of trust on the Katy Property. The Katy Loan has a fixed annual interest rate of approximately 6.4% and matures on September 1, 2031.

Fourth Quarter of 2018 Distribution Declaration

On September 26, 2018, our board of directors declared a daily distribution rate for the fourth quarter of 2018 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T, and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2018 and ending December 31, 2018. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

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